                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           APRIA HEALTHCARE GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of class of securities)

                                    037933108
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                November 17, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, LLC
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            6,847,100
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH         ------------------------------------------------------------
   REPORTING        9 SOLE DISPOSITIVE POWER
  PERSON WITH         6,847,100
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       6,847,100
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]
-------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.21%
-------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON
       OO

                                         SCHEDULE 13D

CUSIP No.      037933108
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            3,919,460
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH         ------------------------------------------------------------
   REPORTING        9 SOLE DISPOSITIVE POWER
  PERSON WITH         3,919,460
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      3,919,460
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]
-------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.57%
-------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL COAST PARTNERS, L.P.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            180,861
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH         ------------------------------------------------------------
   REPORTING        9 SOLE DISPOSITIVE POWER
  PERSON WITH         180,861
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     180,861
-------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]
-------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.35%
-------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL FUND PARTNERS, L.P.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            373,605
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH         ------------------------------------------------------------
   REPORTING        9 SOLE DISPOSITIVE POWER
  PERSON WITH         373,605
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     373,605
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES [ ]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.72%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL PARTNERS, L.P.
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            573,818
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH         ------------------------------------------------------------
   REPORTING        9 SOLE DISPOSITIVE POWER
  PERSON WITH         573,818
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       573,818
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]
-------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.11%
-------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RALPH V.  WHITWORTH
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH              6,847,100
   REPORTING       ------------------------------------------------------------
  PERSON WITH       9 SOLE DISPOSITIVE POWER

                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         6,847,100
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      6,847,100
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.21%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID H. BATCHELDER
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS See Item 3
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES            75,000
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH             6,847,100
   REPORTING       ------------------------------------------------------------
  PERSON WITH       9 SOLE DISPOSITIVE POWER
                       75,000
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       6,847,100
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      6,922,100
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.36%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D

CUSIP No.      037933108
-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOEL L.  REED
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)       [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7 SOLE VOTING POWER
     SHARES
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        8 SHARED VOTING POWER
      EACH             6,847,100
   REPORTING       ------------------------------------------------------------
  PERSON WITH       9 SOLE DISPOSITIVE POWER

                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       6,847,100
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      6,847,100
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.21%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    IN

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997, as amended by Amendment No. 1 dated January 28, 1998 and Amendment No. 2 dated February 5, 1998 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The answer to Item 3 is hereby amended by the addition, following the last paragraph thereof, of the following:

        The source and amount of funds for Shares acquired since February 5, 1998, the date of Amendment No.2 to the Schedule 13D, are as follows:

        An account managed by RILLC purchased an aggregate of 1,655,200 Shares for total consideration (including brokerage commissions) of $7,746,042 derived from capital in the managed account.

        David Batchelder, individually, purchased an aggregate of 75,000 Shares for a total consideration (including brokerage commissions) of $307,780 derived from his individual retirement account.

        Options to acquire 25,000 Shares were granted to Ralph Whitworth, as a Director of the Company, under to the 1997 Stock Incentive Plan of the Company. Such options will be exercisable commencing December 31, 1998.

        Options to acquire 25,000 Shares were granted to David Batchelder, as a Director of the Company, under to the 1997 Stock Incentive Plan of the Company. Such options will be exercisable commencing December 31, 1998.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The answer to Item 4 is hereby amended and restated in its entirety, as follows:

        As previously reported, the Reporting Persons acquired the Shares of the Company for investment purposes. In their opinion, such Shares continue to be undervalued by the market at the present time.

        At the invitation of the Board of Directors of the Company, on January 27, 1998, Ralph Whitworth, a Reporting Person, was appointed to the Company's Board. He was subsequently elected Chairman of the Board of Directors of the Company and continues to serve in such capacity. On July 28, 1998, David H. Batchelder, a Reporting Person, was also appointed to the Board. The Reporting Persons intend to continue their ongoing efforts, consistent with the fiduciary duties of Messrs.

Whitworth and Batchelder as members of the Company's Board of Directors, to influence the Company to maximize the value of the Shares of the Company.

        The Reporting Persons may discuss the Company from time-to-time with other shareholders and interested parties concerning the Company, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and fiduciary duties of Messrs. Whitworth and Batchelder as members of the Company's Board of Directors. The Reporting Persons may modify their plans, in light of future developments.

        Subject to the fiduciary duties of Messrs. Whitworth and Batchelder as members of the Company's Board of Directors, the Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

        As previously reported, on February 3, 1998, RILLC entered into a Stockholder Agreement (the "Stockholder Agreement") with JLL Argosy Apria, LLC ("Investor"), CIBC WG Argosy Merchant Fund 2, LLC ("Argosy"), Joseph Littlejohn & Levy Fund III, L.P. ("JLL"), HBI Financial, Inc. ("HBI") and the Company. Argosy and JLL are members of the Investor. The Stockholder Agreement contained certain provisions that might have resulted in the acquisition by the Investor from the Company of shares of Common Stock and warrants exercisable for shares of Common Stock and a change in the Board of Directors of the Company. In April 1998, the transactions contemplated by the Stockholder Agreement were terminated without any obligation to any party.

        Except as set forth above and in Item 6 of this Schedule 13D, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The answers to Item 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

        (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 6,922,100 Shares constituting 13.36% of the outstanding Shares. The percentage of Shares owned is based upon 51,779,059 Shares outstanding at October 30, 1998 as set forth in the Company's Form 10-Q for the quarter ended September 30, 1998. In addition, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 50,000 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment and which are deemed to be beneficially owned by the Reporting Persons (collectively), and each of RILLC and Messrs. Whitworth, Batchelder and Reed are deemed to be outstanding for the purpose of computing the percentages of Shares outstanding owned by the Reporting Persons (collectively), RILLC and Messrs. Whitworth, Batchelder and Reed (but not RILP, RFP, RCP or RP).

        Each of the Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                               NUMBER OF SHARES           PERCENT OF OUTSTANDING
SHARES
------                             ----------------           ----------------------
David Batchelder                          75,000                      0.14%
RILLC                                  1,799,356                      3.47%
RILP                                   3,919,460                      7.57%
RFP                                      373,605                      0.72%
RCP                                      180,861                      0.35%
RP                                       573,818                      1.11%

        RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 1,749,356 Shares that are owned by separate accounts which it manages and of the 50,000 Shares which are subject to stock options exercisable within 60 days of the date of this Amendment. In addition, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 5,047,744 Shares (or 9.74% of outstanding Shares) of which one of RILP, RFP, RCP or RP may be deemed to possess direct beneficial ownership.

        In addition to the Shares of which Mr. Batchelder is the direct beneficial owner, as a Managing Member of RILLC, Mr. Batchelder, as well as Messrs. Whitworth and Reed may be deemed to share beneficial ownership of the 6,847,100 Shares (or 13.21% of outstanding Shares) which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such 6,847,100 Shares for all other purposes.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

        (b) Mr. Batchelder has the sole power to vote or direct the vote of 75,000 Shares and the sole power to dispose or direct the disposition of such Shares.

        RILP has the sole power to vote or direct the vote of 3,919,460 Shares and the sole power to dispose or direct the disposition of such Shares.

        RFP has the sole power to vote or direct the vote of 373,605 Shares and the sole power to dispose or direct the disposition of such Shares.

        RCP has the sole power to vote or direct the vote of 180,861 Shares and the sole power to dispose or direct the disposition of such Shares.

        RP has the sole power to vote or direct the vote of 573,818 Shares and the sole power to dispose or direct the disposition of such Shares.

        RILLC has the sole power to vote or direct the vote of 1,749,356 Shares held by separate accounts which it manages and of 50,000 Shares that are subject to stock options exercisable within 60 days of the date of this Amendment, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 5,047,744 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of all such Shares.

        (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty (60) days is set forth in Exhibit 1A attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The answer to Item 6 is hereby amended by the deletion of the last seven paragraphs of the Item concerning the Stockholder Agreement (which paragraphs were added by Amendment 2 to the Schedule 13D) and the addition, in lieu thereof, of the following:

        In October 1998, the Company announced that it expects to make a distribution of rights (the "Rights Offering") entitling stockholders to subscribe, on a prorata basis, for an aggregate of approximately $50 million principal amount of the Company's convertible subordinated debentures (the "Debentures"). On November 3, 1998, RILLC, on behalf of RILP, RFP, RCP, RP, and a separate account under the management of RILLC (the "RILLC Parties") and the Company, entered into a Standby Purchase Agreement (the "Standby Agreement") pursuant to which RILLC has agreed, subject to certain conditions, to purchase any of the Debentures not purchased by others in the offering.

        According to the Summary Term Sheet attached to the Standby Agreement as Annex B, the Debentures will be convertible at the option of the holder at any time after June 1, 1999 and prior to the maturity date in 2004, unless previously redeemed or repurchased, into shares of Common Stock of the Company at the conversion price equal to 10% above the average trading price of the Common Stock of the Company for the ten trading days ending three days prior to the effective date of the Registration Statement covering the Rights Offering (the "Conversion Price"); provided, that if such average trading price (a) is equal to or less than $3.6363, the Conversion Price shall be deemed to equal $4.00 and (b) is equal to or greater than $4.5454, the Conversion Price shall be deemed to equal $5.00.

        The Debentures are subject to mandatory redemption on the fifth anniversary of the initial date of issuance; redemption at the option of the Company at any time on or after the third anniversary of issuance; and redemption at the option of the holder upon the occurrence of a Change of Control.

        The Company also granted RILLC and the RILLC Parties certain demand and piggyback registration rights pursuant to a Registration Rights Agreement, dated November 3, 1998.

         See the Standby Agreement attached hereto as Exhibit 5, and the Registration Rights Agreement attached hereto as Exhibit 6, which are incorporated in their entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

        1 Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

        1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November 20, 1998).

        2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.*

        3.      Joint Filing Agreement.*

        4. Stockholder Agreement, dated February 3, 1998, among JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and Apria Healthcare Group, Inc** .

        5. Standby Purchase Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.

        6. Registration Rights Agreement dated as of November 3, 1998, between Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.

        * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

        ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: November 20, 1998


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
        as general partner to each

        By: /s/ David Batchelder
            --------------------
              David Batchelder
              Managing Member


RELATIONAL INVESTORS, LLC

By: /s/ David Batchelder
    --------------------
      David Batchelder
      Managing Member


/s/ Ralph V. Whitworth
----------------------
Ralph V. Whitworth


/s/ David H. Batchelder
-----------------------
David H. Batchelder


/s/ Joel L. Reed
----------------
Joel L. Reed

                                  EXHIBIT INDEX

    EXHIBIT NO.                     DESCRIPTION
    ----------                      ------------
        1.      Information concerning transactions in the Shares effected by the Reporting Persons (as of October 9, 1997).*

        1A Information concerning transactions in the Shares effected by the Reporting Persons within the last sixty days (as of November
                20, 1998).

        2.      Customer Agreement with Donaldson, Lufkin & Jenrette Securities
                Corporation.*

        3.      Joint Filing Agreement.*

        4.      Stockholder Agreement, dated February 3, 1998, among JLL Argosy
                Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph
                Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI
                Financial, Inc. and Apria Healthcare Group, Inc** .

        5.      Standby Purchase Agreement dated as of November 3, 1998 between
                Apria Healthcare Group Inc. and Relational Investors, LLC, on behalf of the entities named therein.

        6. Registration Rights Agreement dated as of November 3, 1998 between Apria Healthcare Group Inc. and Relational Investors,
                LLC, on behalf of the entities named therein.

        * Filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

        ** Filed with Amendment No. 2 to the Schedule 13D of the Reporting Persons, dated February 5, 1998.